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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

BPZ Resources, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

055639108

(CUSIP Number)

June 25, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[   ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,280,113 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,280,113 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,280,113
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 2 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,280,113 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,280,113 (1) (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,280,113
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

Page 3 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 354,100 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 354,100 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 4 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 354,100 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 354,100 (1) (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) (PN)

(1) Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2) Power is exercised through its sole general partner, SPO Advisory Corp.

Page 5 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,634,213 (1) (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,634,213 (1) (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,634,213
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) (CO)

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 10,280,113 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 354,100 of such shares.

(2) Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

Page 6 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 10,200 (1)
	6.	Shared Voting Power 10,634,213 (2)
	7.	Sole Dispositive Power 10,200 (1)
	8.	Shared Dispositive Power 10,634,213 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,644,413
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. Scully’s Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 7 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 83,700 (1)
	6.	Shared Voting Power 10,634,213 (2)
	7.	Sole Dispositive Power 83,700 (1)
	8.	Shared Dispositive Power 10,634,213 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,717,913
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.5%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. Oberndorf’s Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 8 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William J. Patterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 500 (1)
	6.	Shared Voting Power 10,634,213 (2)
	7.	Sole Dispositive Power 500 (1)
	8.	Shared Dispositive Power 10,634,213 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,634,713
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. Patterson’s Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 9 of 19 pages

CUSIP No. 055639108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,000 (1)
	6.	Shared Voting Power 10,634,213 (2)
	7.	Sole Dispositive Power 1,000 (1)
	8.	Shared Dispositive Power 10,634,213 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,635,213
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) (IN)

(1) These shares are held in Mr. McDermott’s Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 10 of 19 pages

Item 1.

(a)	Name of Issuer BPZ Resources, Inc.
(b)	Address of Issuer’s Principal Executive Offices 580 Westlake Park Boulevard, Suite 525 Houston, Texas 77079

Item 2.

(a)

Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”) and Edward H. McDermott (“EHM”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP and EHM, are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b), (c)

Address of Principal Business Office or, if none, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

Page 11 of 19 pages

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of WEO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is a citizen of the United States of America.

The principal business address of WJP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is a citizen of the United States of America.

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

(d)	Title of Class of Securities Common Stock, no par value.
(e)	CUSIP Number: 055639108

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

SPO Partners II, L.P.	10,280,113 common shares
SPO Advisory Partners, L.P.	10,280,113 common shares
San Francisco Partners, L.P.	354,100 common shares
SF Advisory Partners, L.P.	354,100 common shares
SPO Advisory Corp.	10,634,213 common shares
John H. Scully	10,644,413 common shares
William E. Oberndorf	10,717,913 common shares
William J. Patterson	10,634,713 common shares
Edward H. McDermott	10,635,213 common shares

Page 12 of 19 pages

(b)	Percent of class:

SPO Partners II, L.P.	9.1%
SPO Advisory Partners, L.P.	9.1%
San Francisco Partners, L.P.	0.3%
SF Advisory Partners, L.P.	0.3%
SPO Advisory Corp.	9.4%
John H. Scully	9.4%
William E. Oberndorf	9.5%
William J. Patterson	9.4%
Edward H. McDermott	9.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

SPO Partners II, L.P.	10,280,113 common shares
SPO Advisory Partners, L.P.	10,280,113 common shares
San Francisco Partners, L.P.	354,100 common shares
SF Advisory Partners, L.P.	354,100 common shares
SPO Advisory Corp.	10,634,213 common shares
John H. Scully	10,200 common shares
William E. Oberndorf	83,700 common shares
William J. Patterson	500 common shares
Edward H. McDermott	1,000 common shares

(ii)	Shared power to vote or to direct the vote:

SPO Partners II, L.P.	0 common shares
SPO Advisory Partners, L.P.	0 common shares
San Francisco Partners, L.P.	0 common shares
SF Advisory Partners, L.P.	0 common shares
SPO Advisory Corp.	0 common shares
John H. Scully	10,634,213 common shares
William E. Oberndorf	10,634,213 common shares
William J. Patterson	10,634,213 common shares
Edward H. McDermott	10,634,213 common shares

(iii)	Sole power to dispose or to direct the disposition of:

SPO Partners II, L.P.	10,280,113 common shares
SPO Advisory Partners, L.P.	10,280,113 common shares
San Francisco Partners, L.P.	354,100 common shares
SF Advisory Partners, L.P.	354,100 common shares
SPO Advisory Corp.	10,634,213 common shares
John H. Scully	10,200 common shares
William E. Oberndorf	83,700 common shares
William J. Patterson	500 common shares
Edward H. McDermott	1,000 common shares

Page 13 of 19 pages

(iv)	Shared power to dispose or to direct the disposition of:

SPO Partners II, L.P.	0 common shares
SPO Advisory Partners, L.P.	0 common shares
San Francisco Partners, L.P.	0 common shares
SF Advisory Partners, L.P.	0 common shares
SPO Advisory Corp.	0 common shares
John H. Scully	10,634,213 common shares
William E. Oberndorf	10,634,213 common shares
William J. Patterson	10,634,213 common shares
Edward H. McDermott	10,634,213 common shares

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 14 of 19 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2009 Date
/s/ Kim M. Silva Signature

Kim M. Silva

Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
William E. Oberndorf (1)
William J. Patterson (1)
Edward H. McDermott (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.

Page 15 of 19 pages

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney

Page 16 of 19 pages